Rule 424(b)(3)
                                            Registration Statement No. 333-58739

                        SUPPLEMENT DATED AUGUST 21, 1998
                                       TO
                           RIGHTS OFFERING PROSPECTUS
                              DATED AUGUST 7, 1998

                  On August 17, 1998, Seneca Foods Corporation (the "Company") signed a Letter of Intent (the "Letter") with Northland Cranberries, Inc. ("Northland"), whereby Northland has agreed, subject to the fulfillment of certain contingencies discussed below, to purchase certain of the Company's juice bottling facilities and warehouses (the "Proposed Disposition"). The total purchase price for the Proposed Disposition is estimated to be between $30 and $35 million of which $3 million will be paid in Northland Class A common stock and the balance in cash.

                  Assets to Be Sold. The Letter contemplates that Northland will purchase the following of the Company's plants: Dundee, New York; Jackson, Wisconsin (excluding sauerkraut operations); Mountain Home, North Carolina; Eau Claire, Michigan and Portland, New York (concord grape receiving station) together with all related furniture, fixtures and equipment. Northland also will purchase the intangibles related to that portion of the Company's juice business to be sold in the Proposed Disposition (the "Juice Business"), including the trademarks TreeSweet(R), Awake(R) and Orange Plus(R) and certain other trademarks, trade names and intellectual property and all of the good will associated with the Juice Business. Northland will not acquire the Seneca(R) brand name, but the Company will license the Seneca(R) brand to Northland on a royalty-free, world-wide basis for a period of 99 years for exclusive use in connection with juice, juice beverages, retail concentrates, cranberry sauce and dried cranberries. Northland will also acquire the net working capital of the Juice Business, including product inventories, raw materials and supplies and work in process, less accruals and payables.

                  Contingencies. The completion of the Proposed Disposition is subject to satisfaction of the following conditions: completion of a due diligence investigation by Northland, the execution of a definitive purchase agreement (which may contain additional conditions), the receipt of necessary governmental approvals pursuant to certain federal anti-trust laws and the receipt of necessary consents and approvals from the parties' lenders. Subject to fulfillment of these contingencies, the parties anticipate that the Proposed Disposition will close no later than October 31, 1998. OWING TO THESE AND OTHER POSSIBLE CONTINGENCIES, THERE CAN BE NO ASSURANCE THAT THE PROPOSED DISPOSITION WILL OCCUR.

                  Use of Proceeds. The Company intends to use the proceeds of the Proposed Disposition to reduce its current indebtedness and for other working capital purposes.

                  Revocability of Rights Exercised by Shareholders. SHAREHOLDERS OF THE COMPANY WHO HAVE EXERCISED THEIR RIGHTS SHALL BE ENTITLED TO REVOKE SUCH EXERCISE UNTIL 5:00 P.M., EASTERN DAYLIGHT TIME, ON AUGUST 27, 1998. Revocation of the exercise of Rights must be affected by written notice to the Company's Transfer Agent sent by regular mail or overnight courier to Sarah S. Mortensen, 1605 Main Street, Suite 1010, Sarasota, Florida 34236 or by facsimile to Sarah
S. Mortensen at (941) 366-9707. Originally, the rights documentation stated that any exercise of the Rights by a Rights Holder was irrevocable.

                  Impact of the Proposed Disposition on the Company. The Juice Business represented 8% of the Company's assets and 15% of its revenues as of the end of the 1998 fiscal year.

                  Capitalized terms used but not otherwise defined in this Prospectus Supplement shall have the meaning ascribed to them in the attached Prospectus.